DILLARD'S, INC. 2001 ANNUAL REPORT



OUR SUCCESS BEGINS AND ENDS

with the customer.

Financial Highlights

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)	2001	2000*	1999	1998	1997
Income Statement Data:					
Net sales	$8,154,911	$8,566,560	$8,676,711	$7,762,778	$6,610,064
Income before extraordinary item and accounting change	65,786	96,830	163,729	135,259	258,325
Extraordinary gain, net of taxes	6,012	27,311	–	–	–
Cumulative effect of accounting change, net of taxes	–	(129,991)[1]	–	–	–
Net income (loss)	71,798	(5,850)	163,729	135,259	258,325
Diluted earnings per common share:					
Income before extraordinary item and accounting change	.78	1.06	1.55	1.26	2.31
Extraordinary gain	.07	.30	–	–	–
Cumulative effect of accounting change	–	(1.42)	–	–	–
Net income (loss)	.85	(.06)	1.55	1.26	2.31
Balance Sheet Data:					
Current assets	$2,814,510	$2,842,948	$3,423,725	$3,450,249	$3,000,494
Current liabilities	928,071	876,697	810,594	1,013,480	1,098,850
Long-term debt	2,124,577	2,374,124	2,894,616	3,002,595	1,365,716
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579	531,579	531,579	–
Stockholders' equity	2,668,397	2,629,820	2,832,834	2,841,522	2,807,938
Operational Data:					
Number of stores	338	337	342	335	270
Number of employees	57,257	58,796	61,824	54,921	44,616
Gross square footage (in thousands)	56,800	56,500	57,000	55,000	43,300

* 53 WEEKS
(1) DURING FISCAL 2000, THE COMPANY CHANGED ITS METHOD OF ACCOUNTING FOR INVENTORIES UNDER THE RETAIL METHOD. SEE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Net Sales
(DOLLARS IN MILLIONS)

Year	Value
1997	6,610
1998	7,763
1999	8,677
2000	8,567
2001	8,155

Total Assets
(DOLLARS IN MILLIONS)

Year	Value
1997	5,592
1998	8,172
1999	7,918
2000	7,199
2001	7,075

Stockholders' Equity
(DOLLARS IN MILLIONS)

Year	Value
1997	2,808
1998	2,842
1999	2,833
2000	2,630
2001	2,668

Table of Contents

A LETTER TO OUR SHAREHOLDERS . . 2
EXCEPTIONAL VALUE 4
QUALITY MERCHANDISE 7
A HIGH LEVEL OF SERVICE 8
DEPTH OF SELECTION 11

TABLE OF SELECTED FINANCIAL DATA 12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 13

INDEPENDENT AUDITORS' REPORT . . 18
CONSOLIDATED BALANCE SHEETS . . 19
CONSOLIDATED STATEMENTS OF OPERATIONS 20
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY 21

CONSOLIDATED STATEMENTS OF CASH FLOWS 22
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23
CORPORATE ORGANIZATION AND BOARD OF DIRECTORS 32
SHAREHOLDER INFORMATION 33



IN MEMORY OF OUR FOUNDER

"Business without integrity is not good business –
and in the long run will not be successful."

William T. Dillard, September 2, 1914 – February 8, 2002

On February 8, 2002, we lost our founder and chairman of the board, William T. Dillard. Mr. Dillard will long be remembered as a man of tremendous vision and success in the world of retailing – but more importantly, he will truly be remembered as a man of honor.

William T. Dillard opened his first store in 1938 in the small town of Nashville, Arkansas, with an $8,000 investment. His investment seems small in today's terms, but his vision was huge. "I want to be one of the largest department store merchants in the country," he stated later. Through his steadfast courage and unwavering leadership, he built upon this vision. As a result, Dillard's, Inc. today ranks among the nation's largest fashion apparel and home furnishings retailers.

Pursuing this dream with his legendary passion, Mr. Dillard earned a legacy as a man of honesty, integrity and absolute loyalty. He was well known as a man of his word, who always honored customers, associates and suppliers with complete fairness. A handshake from William Dillard, it has been said, was as valid as any signed paper contract. His stated aim in business dealings was that all parties should benefit. Mr. Dillard's fairness was the foundation for his great success, and his character drew people to him in both business and in friendship. His wisdom, his guidance and his friendship will truly be missed by our Company and our friends.

TO OUR SHAREHOLDERS:

We welcome this opportunity to share with you some of the great things the Dillard's team accomplished together in 2001 and to share with you, as well, our vision for the ongoing success of our Company.

Reflection upon the year 2001 would be impossible without our first thoughts being drawn to the tragic events of September 11. As a family of thousands, we all mourned with the families and friends of the victims of the attack on America. This senseless act of violence touched every American at some level, and it weakened the confidence of our customers, as well.

The resilient spirit of America has emerged from this adversity stronger than ever. And that same determination is alive and well at Dillard's. Through the efforts of our associates to continually provide our customers with great merchandise at exceptional value, we achieved a record-breaking performance in the fourth quarter of 2001.

We are certainly encouraged by these positive results, which come after several months of executing with conviction the strategies we communicated to you in 2000 – building our private brands, strengthening our inventory management and fortifying our financial position.

Last year, we effectively took control of our own destiny – mainly through building a strong private-brand program. We recognize the continued development of Dillard's brands as a great opportunity to deliver value to our customers and to our shareholders, as well. We encourage you as shareholders to take a close look at Dillard's brands. We are confident you will be impressed by what we have accomplished in this area – and we have just begun.


© 2001 DOUGLAS A. SALIN

As part of our strategy, we made the tough decisions necessary to become a better retailer, and we followed through on them vigorously in 2001. In the highly competitive environment in which we operate, we committed ourselves to being absolutely disciplined in our inventory management. We made smarter buying decisions and we asked our vendors to honor our new purchasing model which provides for us to receive markdown allowances at the time of purchase. We continued our policy of increasing the speed with which we marked down our slower-moving merchandise. This change created a more pleasing shopping experience with a fresher merchandise mix, which has been well received by our customers.

Our strict execution of this new approach, though painful at times, has contributed to an inventory reduction (in comparable stores) of 5 percent in 2001, following a 13 percent reduction in 2000.

We made tremendous progress toward improving the financial position at Dillard's in 2001. We substantially decreased Dillard's indebtedness by $361 million last year, following a dramatic reduction of $420 million in 2000. This decisive action underscores our determination to reduce our debt and strengthen our balance sheet.

As part of this ongoing effort, we continued to eliminate under-performing assets and redirect the funds formerly committed to them to more productive purposes. After closing nine under-performing stores in 2000, we closed nine more stores in 2001. Going forward, we remain committed to being good stewards of our asset base and to taking action regarding under-performing assets wherever possible.

> "As part of our strategy, we made the tough decisions necessary to become a better retailer, and we followed through on them vigorously in 2001."

Those are just a few of the achievements we accomplished together in 2001 – and they are significant! While the events of September 11 hindered our performance to a degree, we remain confident that we are on the right track at Dillard's. We hope for an upbeat consumer environment in which to reap the benefits of much improved merchandising, a leaner balance sheet and reduced share count.

We thank our valued associates for representing the best that Dillard's has to offer in 2001. Their untiring efforts and unwavering dedication serve as a tribute to our late beloved founder, William T. Dillard, and the principles by which he lived his life – honesty, integrity and absolute loyalty.

Regards,

William Dillard, II
CHIEF EXECUTIVE OFFICER

Alex Dillard
PRESIDENT





exceptional value.

The word "value" has become a staple in retailing – used, and perhaps overused, more than any other term in describing what retailers bring to the table. But what exactly IS value? At Dillard's, we believe value is defined not only in consistently offering our customers the finest quality merchandise at fair prices, but also in creating a totally satisfying one-stop shopping experience with all the conveniences and services they've come to expect from Dillard's. While we may define it, our customers determine what value is.

"We believe value is defined not only in consistently offering our customers the finest quality merchandise at fair prices, but also in creating a totally satisfying one-stop shopping experience."

Our overriding mission to deliver total value begins and ends with the Dillard's customer. We start by asking ourselves, "What does our customer want?" through the execution of our Product First Buying Philosophy. This quest for value has prompted us to build our private-brand program and to seek exclusive relationships with talented designers and product specialists. And it keeps us focused on enhancing the total shopping experience with exceptional customer attention and convenient services.

Customer preferences change. Brands, trends and styles come and go. That's the nature of fashion apparel and home retailing – as well as its excitement and challenge. In the midst of change, however, some things remain constant, such as the desire for old-fashioned, honest value. At Dillard's, we're driven by a renewed emphasis on listening to our customers and seeking ways to provide that kind of value. We're convinced that by delivering value to our customers, we will ultimately succeed in delivering value to our shareholders.

Our customers can count on us to deliver Dillard's brand of value at any of our 338 locations in 29 states and on the Internet at www.dillards.com.

    

CHILDREN'S WEAR ——————— HOME FURNISHINGS ——————— MEN'S WEAR ——————— SHOES AND ACCESSORIES ——————— (READY-TO-WEAR)

Female shoppers, representing the majority of Dillard's customers, have come to recognize the quality and appreciate the superior value of our private brands designed and produced especially for her. Names like Preston & York, Westbound, Bechamel, Allison Daley and Cabernet provide style and selection at prices that bring her back to the store again and again.


ANTONIO MELANI

"I know I can spend more for a blouse or purse, and I can spend less.

But Dillard's gives me value ... the merchandise I want at the price I want to pay."

A VALUE-SAVVY CUSTOMER IN LITHONIA, GEORGIA



"Once our customers experience the
                              exceptional quality of our
            private-brand merchandise,
they're completely convinced ...
          and they buy again and again."

A DILLARD'S CASUAL APPAREL DESIGNER IN LITTLE ROCK, ARKANSAS

THE DILLARD'S CUSTOMER EXPECTS

quality merchandise.

Relationships are largely based upon expectations ... and our relationship with our core Dillard's customer is no different. Throughout our history, generations of customers have come to expect us to consistently deliver the finest quality merchandise at exceptional value.

More recently, our customers increasingly appreciate the tremendous quality we offer at great prices with our private-brand merchandise. In response, we've made the commitment to build an even stronger private-brand program. We've assembled some of the most talented designers, technicians and merchandise sourcing and production professionals in the business right here at Dillard's. Through their efforts, we can boast some of the most promising brands in fashion apparel and home retailing – quality brands like Westbound, Roundtree and Yorke, Class Club and Noble Excellence.

Last fall, we unveiled exclusive brand women's shoes at Dillard's. Under the talented leadership of Vince Camuto, founder and former chief executive officer of the Nine West Group, Inc., we developed four new lines of shoes – available only to Dillard's customers. We've also formed relationships with the leading Brazilian shoe factories to produce these new lines. These are the same production facilities Mr. Camuto relied on in building Nine West and earning his place as a much-respected icon of the shoe industry. Our shoppers will come to expect the names Antonio Melani, Gianni Bini, Michelle D. and Sole Choice to stand for excellent choices for fashion-right shoes at tremendously affordable prices.

"Generations of customers have come to expect us to consistently deliver the finest quality merchandise at exceptional value."

Building our private brands and developing exclusive relationships with talented designers and renowned industry experts, such as Daniel Cremieux and Vince Camuto, is a great way to provide value – to our customers and to our shareholders.











CHILDREN'S WEAR — HOME FURNISHINGS — MEN'S WEAR — (SHOES AND ACCESSORIES) — READY-TO-WEAR

Exclusive branded footwear for women, with names such as Antonio Melani, Gianni Bini, Michelle D and Sole Choice, combine quality and comfort to enable our fashion-conscious customer to find a shoe to fit her individual lifestyle.

a high level of service.

Consumers in general expect some level of customer service, and their expectation varies by shopping format and by retailer. We believe the Dillard's customer expects extraordinary customer service – and we meet that expectation by matching our knowledge of the customer with our knowledge of our merchandise.

"Our customers not only expect great customer service – they expect great customer services, as well. At Dillard's, they can experience an abundance of convenience services – all under one roof!"

Our customers not only expect great customer service – they expect great customer services, as well. At Dillard's, our customers can experience an abundance of convenience services – all under one roof! This full-service capability sets us apart from others that may offer some good merchandise, but nothing more.

Take the bride and groom, as an example. We have one of the largest and most successful wedding registry programs in retailing. Friends and relatives of our registered couples can access wedding registry information at convenient kiosks located in stores or by simply calling one of our 338 locations – and even purchase a congratulatory gift conveniently online at www.dillards.com. Gift-wrapping is always available at Dillard's, and our gift cards are a great option for wedding gifts or any occasion.

Our travel department can help the bride and groom plan a memorable honeymoon trip, and our home department can help them select furnishings for their new home. Our credit team provides options to easily finance these selections, such as extended financing available through our Club Plan. And on the big day, we can pamper the entire wedding party in one of our in-store spas and style hair and nails in one of our 91 salons.

All these great services are available to every Dillard's shopper, not only brides and grooms. It's another way we continue to deliver the total value our Dillard's customer has come to expect.

    

CHILDREN'S WEAR ———— (HOME FURNISHINGS) ———— MEN'S WEAR ———— SHOES AND ACCESSORIES ———— READY-TO-WEAR

Our private brands such as The Main Ingredients, Nobel Excellence and Nobility bring Dillard's–backed quality and value to a broad array of home merchandise – from housewares and cookware to household furnishings and accessories.



Dillard's WEDDING PLANNER

"When customers come into Dillard's,
         they can be sure of these things
— service that's friendly and attentive,
     and an array of services they
   won't find just anywhere."

A BRIDAL CONSULTANT IN SALT LAKE CITY, UTAH



"We like knowing that we can always find
our basic apparel items at Dillard's,
as well as the latest styles and fashions."

SELECTIVE SHOPPERS IN NORFOLK, VIRGINIA

(THE DILLARD'S CUSTOMER EXPECTS)

depth of selection.

The Dillard's customer expects us to provide fresh assortments that celebrate the latest trends and style in fashion – and we deliver!

There are some areas, however, where our customer expects things to remain pretty much the same, such as in our basic stock items. Our customer expects to find a dependable supply of the basic items they look to Dillard's for – items like cosmetics and lingerie, towels and denim. And whether they prefer private-brand merchandise or one of our name-brand selections, we've done our homework in advance so the item our customer needs will be there. Our advanced systems track customer demand of basic items to size by store level, and we have a team of replenishment professionals dedicated solely to keeping our selection of basic items strong.

"Our customer expects to find a dependable supply of the basic items they look to Dillard's for – items like cosmetics and lingerie, towels and denim."

Our customer expects depth of selection, as well. Suppose a customer enjoyed a Roundtree and Yorke pique polo shirt in blue and, a month or two later, wanted to try it in yellow. Not a problem at Dillard's! Our customer can expect to find this depth and dependability of selection, always.


MT 3
ID 3
WY 1
NE 4
IA 3
NV 4
UT 6
CO 11
KS 8
MO 15
IL 2
IN 2
OH 23
CA 2
KY 11
VA 11
OK 13
TN 17
NC 15
AZ 14
NM 6
AR 7
SC 9
MS 6
AL 12
GA 10
TX 61
LA 15
FL 44

In 2001, Dillard's opened stores in the following locations, ending the fiscal year with 338 stores spanning 29 states:

NEW STORES: Valley Hills Mall (Hickory, NC), Independence Mall (Wilmington, NC), The Shops at Willow Bend (Plano, TX), The Mall at Wellington Green (Village of Wellington, FL), Chandler Fashion Center (Chandler, AZ), Mall at Stonecrest (Lithonia, GA).

REPLACEMENT STORE: International Plaza (Tampa, FL).

ACQUIRED STORES: Grand Teton Mall (Idaho Falls, ID), Pine Ridge Mall (Pocatello, ID), Cache Valley Mall (Logan, UT), Red Cliffs Mall (St. George, UT).











(CHILDREN'S WEAR) — HOME FURNISHINGS — (MEN'S WEAR) — SHOES AND ACCESSORIES — READY-TO-WEAR

Dillard's brings style and selection to a full assortment of private-brand apparel for the entire family including men's wear brands such as Roundtree and Yorke, Daniel Cremieux and Murano, and children's wear labels such as Class Club, Copper Key and Starting Out.

Table of Selected Financial Data

DILLARD'S, INC. AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)	2001	2000★	1999	1998	1997
Net sales	$ 8,154,911	$ 8,566,560	$ 8,676,711	$ 7,762,778	$ 6,610,064
Percent change	–5%	–1%	12%	17%	7%
Cost of sales	5,507,702	5,802,147	5,762,431	5,184,132	4,371,603
Percent of sales	67.5%	67.8%	66.4%	66.8%	66.1%
Interest and debt expense	190,388	224,323	236,566	196,680	129,237
Income before taxes	111,571	140,860	283,949	219,084	410,035
Income taxes	45,785	44,030	120,220	83,825	151,710
Income before extraordinary item and accounting change	65,786	96,830	163,729	135,259	258,325
Extraordinary item	6,012	27,311	–	–	–
Cumulative effect of accounting change	–	(129,991)	–	–	–
Net income (loss)	71,798	(5,850)	163,729	135,259	258,325
Per Common Share					
Income before extraordinary item and accounting change	0.78	1.06	1.55	1.26	2.31
Extraordinary item	0.07	0.30	–	–	–
Cumulative effect of accounting change	–	(1.42)	–	–	–
Net income (loss)	0.85	(0.06)	1.55	1.26	2.31
Dividends	0.16	0.16	0.16	0.16	0.16
Book value	31.81	30.94	28.68	26.57	25.70
Average number of shares outstanding	84,486,747	91,199,184	105,617,503	107,636,260	111,993,814
Accounts receivable	1,112,325	1,011,481	1,137,458	1,230,059	1,186,491
Merchandise inventories	1,561,863	1,616,186	2,047,830	2,157,010	1,784,765
Property and equipment	3,455,715	3,508,331	3,619,191	3,684,629	2,501,492
Total assets	7,074,559	7,199,309	7,918,204	8,172,001	5,591,847
Long-term debt	2,124,577	2,374,124	2,894,616	3,002,595	1,365,716
Capitalized lease obligations	20,459	22,453	24,659	27,000	12,205
Deferred income taxes	643,965	638,648	702,467	681,061	314,971
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579	531,579	531,579	–
Stockholders' equity	2,668,397	2,629,820	2,832,834	2,841,522	2,807,938
Number of employees – average	57,257	58,796	61,824	54,921	44,616
Gross square footage (in thousands)	56,800	56,500	57,000	55,000	43,300
Number of Stores					
Opened	6	4	8	5	12
Acquired	4	0	0	65	11
Closed	9	9	1	5	3
Total – end of year	338	337	342	335	270

★53 WEEKS

Management's Discussion and Analysis of Financial Condition and Results of Operations

DILLARD'S, INC. AND SUBSIDIARIES

General

Net Sales. Net sales include sales of comparable stores, noncomparable stores and lease income on leased departments. Comparable store sales include sales for those stores which were in operation for a full period in both the current month and the corresponding month for the prior year. Noncomparable store sales include sales in the current fiscal year from stores opened during the previous fiscal year before they are considered comparable stores, new stores opened in the current fiscal year and sales in the previous fiscal year for stores that were closed in the current fiscal year.

Service charges, interest and other income. Service charges, interest and other income include interest and service charges, net of service charge write-offs, related to the Company's proprietary credit card sales offset by interest expense on off-balance sheet accounts receivable securitizations. Other income relates to joint ventures accounted for by the equity method and gains (losses) on the sale of property and equipment.

Cost of sales. Cost of sales includes the cost of merchandise, bank card fees, freight to the distribution center, employee and promotional discounts and payroll for salon personnel.

Advertising, selling, administrative and general expenses. Advertising, selling, administrative and general expenses include buying and occupancy, selling, distribution, warehousing, store management and corporate expenses, including payroll and employee benefits, insurance, employment taxes, advertising, management information systems, legal, bad debt costs and other corporate-level expenses. Buying expenses consist of payroll, employee benefits and travel for design, buying and merchandising personnel.

Depreciation and amortization. Depreciation and amortization expenses include depreciation on property and equipment and amortization of goodwill.

Rentals. Rentals include expenses for store leases and data processing equipment rentals.

Interest and debt expense. Interest and debt expense includes interest relating to the Company's unsecured notes, mortgage notes, the Guaranteed Beneficial Interests in the Company's Subordinated Debentures, amortization of financing intangibles and interest on capital lease obligations.

Asset impairment and store closing charges. Asset impairment and store closing charges consist of write-downs to fair value of under-performing stores including property and equipment and goodwill and exit costs associated with the closure of certain stores. Exit costs include future rent, taxes and common area maintenance expenses from the time the stores are closed.

Extraordinary gain. Extraordinary gain consists of gains on the repurchase of outstanding unsecured notes prior to their related maturity dates net of the write-off of unamortized deferred financing costs relating thereto.

Cumulative effect of accounting change. Effective January 30, 2000, the Company changed its method of accounting for inventories under the retail inventory method. The change principally relates to the Company's accounting for vendor markdown allowances, from recording these allowances directly as a reduction of cost of sales to recording such allowances as a reduction of inventoriable product cost. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The effect of adopting

the new method was to increase both income before extraordinary item and net income for fiscal 2000 in the amount of $30 million ($.33 per share). The effect of adopting the new method was to decrease net income for fiscal 1999 in the amount of $8.8 million ($.08 per share).

Critical Accounting Policies and Estimates

The Company's accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements. As disclosed in Note 1 of Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results will differ from those estimates. The Company evaluates its estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these under different assumptions or conditions.

Management of the Company believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in preparation of the Consolidated Financial Statements.

Merchandise inventory. Approximately 97% of the inventories are valued at the lower of cost or market using the retail last-in, first-out ("LIFO") inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost to retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Additionally, it is recognized that the use of RIM will result in valuing inventories at the lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markups and markdowns, which significantly impact the ending inventory valuation at cost as well as the resulting gross margins. Management believes that the Company's RIM and application of LIFO provides an inventory valuation which results in carrying value at the lower of cost or market. The remaining 3% of the inventories are valued by the specific identified cost method.

Allowance for doubtful accounts. The accounts receivable from the Company's proprietary credit card sales are subject to credit losses. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The adequacy of the allowance is based on historical experience with similar customers and current macroeconomic conditions.

Long-lived assets and joint ventures. In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the Company reduces the carrying value to its fair value, which is generally calculated using discounted cash flows. Various factors including future sales growth and profit margins are included in this analysis. To the extent these future projections or the Company's strategies change, the conclusion regarding impairment may differ from the Company's current estimates. The Company's joint ventures are evaluated based on operating cash flows of the respective malls. Future adverse changes to the Company's joint ventures from changes in real estate values, demographics, or the introduction of similar retail outlets into the joint ventures market, could result in losses or an inability to recover the carrying value of the malls, thereby possibly causing an impairment charge in the future. However, management believes at this time, that carrying value and useful lives continue to be appropriate, after providing for the impairment charge recorded in 2001.

RESULTS OF OPERATIONS

Sales

Sales decreased 5% for the 52-week period ended February 2, 2002 compared to the 53-week period ended February 3, 2001. Sales for the 52-week period ended February 2, 2002 decreased 3% from the 52-week period ended February 3, 2001 on both a total and comparable store basis. The sales decrease for 2001 is due to lower levels of comparable store sales. Sales for the comparable 52-week period in 2001 declined in all merchandise categories with the exception of cosmetics, which were unchanged. The weakest performing merchandise categories were men's clothing and accessories and home, which each decreased 6%. The Company continues to emphasize its private-brand merchandise in order to build penetration and recognition of those private brands. During the fiscal years ended February 2, 2002 and February 3, 2001, sales of private-brand merchandise as a percent of total sales (in merchandise categories in which private-brand goods are presented) were 18.4% and 15.9%, respectively.

Sales decreased 1% for the 53-week period ended February 3, 2001 compared to the 52-week period ended January 29, 2000. Sales for the 52-week period ended January 27, 2001 decreased 3% from the 52-week period ended January 29, 2000 on both a total and comparable store basis. The sales increase of 12% in 1999 from 1998 levels is due to a full year of sales generated by stores acquired in the Mercantile Acquisition as well as incremental revenue from new store openings. Comparable store sales increases were 3% for 1999 over the 1998 amount.

The sales mix by category as a percent of total sales for the past three years has been:

	2001	2000	1999
Cosmetics	13.7%	13.3%	12.9%
Women's and Juniors' Clothing	30.7	30.6	30.9
Children's Clothing	6.8	6.7	6.6
Men's Clothing and Accessories	18.9	19.5	19.4
Shoes, Accessories and Lingerie	20.4	20.0	20.0
Home	8.9	9.2	9.3
Leased and Other	.6	.7	.9
Total	100.0%	100.0%	100.0%

Cost of Sales

Cost of sales as a percentage of sales decreased to 67.5% during 2001 compared with 67.8% for 2000. This decrease is due to a higher level of markups and lower shrinkage levels, partially offset by a higher level of markdowns during 2001 compared with 2000. The gross margin improvement is also attributable to a greater percentage of sales in categories with higher gross margins such as cosmetics and shoes, accessories and lingerie. Comparable store inventories decreased by 5% from last year's levels as the Company continues to focus on maintaining appropriate inventory levels.

Cost of sales as a percentage of sales was 67.8% and 66.4% for 2000 and 1999, respectively. The increase in cost of sales as a percentage of net sales was due to (i) sluggish consumer demand in the broadline retail sector resulting in increased promotional activity to clear seasonal merchandise; (ii) the Company's enhanced markdown strategy to accelerate markdowns and shorten merchandise cycles; (iii) continued nonacceptance of specific lines of branded merchandise; and (iv) continued focus on reducing inventory investment. During the fall season of 2000, the Company began the implementation of an enhanced markdown strategy that accelerates markdowns and shortens merchandise cycles. Due to the factors listed above, the Company's total markdowns during fiscal 2000 exceeded those of the prior year by approximately $434 million or 5.1% of sales.

Effective January 30, 2000, the Company changed its method of accounting for inventories under the retail inventory method. The change principally relates to the Company's accounting for vendor markdown allowances, from recording these allowances directly as a reduction of cost of sales to recording such allowances as a reduction of inventoriable product cost. Historically, the vendor/retailer arrangement provided for the Company to receive allowances from vendors when gross margin rates fell below stipulated levels. During fiscal 2000, the Company and certain vendors revised the vendor/retailer arrangement whereby the vendors are providing up-front allowances in the form of a fixed percentage discount off of purchases. The Company views the changes in the vendor arrangements as a new purchasing model that will enhance its merchandising decisions. Since the vendor allowances are directly related to purchases, the Company accounts for such fixed discount arrangements as a reduction of inventoriable product cost. As the Company moves toward the new purchasing model, it plans to continue to negotiate up-front discounts with its vendors. As such, the Company is no longer viewing vendor markdown allowances as direct reductions of markdowns, but rather as overall vendor discounts on inventory purchases, along with the up-front product discounts noted above. Accordingly, the Company has changed its accounting method for markdown allowances to record such allowances as a reduction of inventoriable product cost. In addition, and as a result of this change, the Company has also changed its method of accounting for certain retail price adjustments, from recording such price adjustments as a reduction of initial markup to recording them as markdowns under the retail inventory method. The Company believes that its change in accounting method will result in improved merchandising and buying decisions. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The effect of adopting the new method was to increase both income before extraordinary item and net income for fiscal 2000 in the amount of $30 million ($.33 per share).

Expenses

Expenses as a percentage of sales for the past three years were as follows:

	2001	2000	1999
Advertising, selling, administrative and general expenses	26.9%	25.9%	25.4%
Depreciation and amortization	3.8	3.5	3.4
Rentals	.9	.9	.9
Interest and debt expense	2.4	2.6	2.7

Advertising, selling, administrative and general ("SG&A") expenses increased to 26.9% of sales for fiscal 2001 compared to 25.9% for fiscal 2000. This increase is due principally to higher selling payroll, utilities, insurance and bad debt costs combined with a lack of sales leverage. Depreciation and amortization as a percentage of sales increased during fiscal 2001 principally due to the 3% decline in comparable store sales during the year and capital expenditures incurred to upgrade the Company's store selling, service and support systems. Interest and debt expense as a percentage of sales declined during fiscal 2001 as a result of the Company's continuing focus on reducing its outstanding debt levels and the reduction in variable short-term interest rates. The Company retired $411 million in long-term debt and issued $50 million in new debt during 2001.

SG&A expenses were 25.9% of sales for fiscal 2000 compared to 25.4% in fiscal 1999. The increase as a percentage of sales for fiscal 2000 from 1999 is attributable to lower than planned sales levels which negatively impacted the Company's leverage of fixed SG&A costs. In addition, the increase was attributable to higher advertising and services purchased, partially offset by a $16.5 million reduction in bad debt expenses during fiscal 2000. Depreciation and amortization as a percentage of sales increased slightly during fiscal 2000 principally due to the 3% decline in comparable store sales during the year. Interest and debt expense as a percentage of sales declined during fiscal 2001 as a result of the Company's focus on reducing its outstanding debt levels.

During fiscal 2001, the Company recorded a pre-tax charge of $3.8 million for asset impairment and store closing costs. The charge includes a write-down to fair value for one under-performing store in the amount of $1.8 million, and lease commitments of $2 million. During the fourth quarter of 2000, the Company recorded a pre-tax charge of $51 million for asset impairment and store closing costs. The charge includes a write-down to fair value for certain under-performing properties in the amount of $37 million, and exit costs to close four such properties in the amount of $14 million, all of which were closed during fiscal 2001. During fiscal 1999, the Company recorded a pre-tax asset impairment charge of $70 million related to the write-down to fair value of eight under-performing properties, all of which were closed during fiscal 2000.

Service Charges, Interest and Other Income

Service charges, interest and other income, as a percentage of net sales, was 2.9%, 2.9% and 2.8% for fiscal 2001, 2000 and 1999, respectively. Service charge income was $218 million in 2001 compared to $228 million in 2000. The decrease is due to the 53-week period in 2000 compared to the 52-week period in 2001 and to a $29 million decrease in the average amount of outstanding accounts receivable during 2001 compared to 2000. Service charge income was $228 million in 2000 compared to $235 million in 1999. The decrease is due to a decrease in the average amount of outstanding accounts receivable during 2000 compared to 1999 partially offset by the extra week in fiscal 2000. Sales on the Company's proprietary credit cards as a percent of total sales were 28.8%, 27.7% and 29.0% for fiscal 2001, 2000 and 1999, respectively. Earnings from joint ventures was $11.6 million, $8.2 million and $6.9 million for fiscal 2001, 2000 and 1999, respectively.

Income Taxes

The Company's actual federal and state income tax rate (exclusive of the effect of nondeductible goodwill amortization) was 36% in fiscal 2001 and 2000. The Company's actual federal and state income tax rate was reduced from 37% in fiscal 1999 to 36% in fiscal 2000, as a result of lower effective combined income tax rates. The effect of these reduced rates on the Company's deferred income taxes was to reduce the income tax provision by $16 million in fiscal 2000.

Extraordinary Item

The 2001 and 2000 extraordinary gains of $6 million and $27 million (net of taxes of $3.4 million and $15.4 million), respectively, represent gains on the repurchase of outstanding unsecured notes prior to their related maturity dates net of the write-off of unamortized deferred financing costs relating thereto.

Liquidity and Capital Resources

Net cash flows from operations were $616 million for 2001 and were adequate to fund the Company's operations for the year. During 2001, the Company reduced its net level of outstanding debt by $361 million through scheduled debt maturities and repurchases of notes prior to their related maturity dates. Capital expenditures were $271 million for 2001. During 2001, the Company constructed seven new stores (of which one was a replacement store). The Company also purchased four former ZCMI stores totaling 349,000 square feet of retail space and acquired eight former Montgomery Ward locations. The former ZCMI stores were opened immediately under the Dillard's nameplate. The Company opened one of the former Montgomery Ward locations during 2001 and anticipates opening three more locations in 2002. The remaining locations are being held for future development.

During 2001, the Company continued its focus on reducing its inventory levels and improving its inventory turnover. As a result, merchandise inventories decreased by $54 million during 2001. On a comparable store basis, the merchandise inventories decreased 5% on top of a 13% year over year decline in 2000. The Company expects inventory in 2002 to remain comparable to 2001 levels. The Company's accounts receivable increased $117 million or 10% from the prior year. The increase relates to a 1.16% improvement of the Company's proprietary credit card sales as a percent of total sales during 2001 compared with 2000.

During 2001, the Company issued $50.0 million of 7.25% mortgage notes due 2011. The mortgage note pays interest only on a monthly basis with the entire unpaid principal balance due and payable on maturity. The Company's corporate headquarters are pledged as collateral on the note. The Company repurchased $91.3 million of its outstanding unsecured notes in 2001 prior to their related maturity dates. Interest rates on the repurchased securities ranged from 6.1% to 9.1%. Maturity dates ranged from 2002 to 2026. These securities were repurchased at an average yield of 9.07%. The Company also retired $100 million of its 6.17% Reset Put Securities due August 1, 2011 prior to their maturity dates. In connection with these transactions, the Company recorded an extraordinary gain of $6.0 million (net of income taxes of $3.4 million).

In May 2000, the Company announced that the Board of Directors authorized the repurchase of up to $200 million of its Class A Common Stock. During the year ended February 2, 2002, the Company repurchased approximately $22.3 million of Class A Common Stock, representing 1.3 million shares at an average price of $17.15 per share. Approximately $75 million in share repurchase authorization remained under this open-ended plan at February 2, 2002.

For 2002, the Company plans to construct six stores totaling 677,000 square feet net of replaced square footage. Capital expenditures are projected to be approximately $225 million for 2002. Maturities of the Company's long-term debt over the next five years are $98 million, $144 million, $196 million, $100 million and $98 million, respectively. The Company may elect to retire $143 million of its 6.31% Reset Put Securities due August 1, 2012 in August 2002.

The Company and its wholly owned finance subsidiary, Dillard Investment Company, have a revolving line of credit in the amount of $750 million, which expires in May 2002. The line of credit agreements contain financial covenants that include fixed charge coverage and leverage ratios and require that consolidated stockholders' equity be maintained at no less than $1 billion.

The Company was in compliance with all the covenants under the line of credit agreement during fiscal 2001 and at February 2, 2002. No funds were borrowed under the revolving line of credit during fiscal 2001. At the end of fiscal 2001, the Company had an outstanding shelf registration statement for securities in the amount of $750 million.

During fiscal 2002, the Company expects to finance its capital expenditures and its working capital requirements including required debt repayments and stock repurchases, if any, from cash flows generated from operations. As part of its overall funding strategy and for peak working capital requirements, the Company expects to obtain funds through its credit card receivable securitization facilities. The Company's available credit card securitization facilities provide for up to $850 million of which $300 million was sold and excluded from the Balance Sheet at February 2, 2002. The credit card securitization facilities mature in fiscal 2002 through 2005. The peak borrowings incurred under the facilities were $745 million during 2001. The Company expects somewhat less peak borrowings during fiscal 2002. The Company expects to renew maturing credit card securitization facilities and is in the process of documenting, to the lender's and Company's satisfaction, a new $300 million line of credit agreement secured by inventory of certain Company stores.

Quantitative and Qualitative Disclosures About Market Risk

The table below provides information about the Company's obligations that are sensitive to changes in interest rates. The table presents maturities of the Company's long-term debt and Guaranteed Beneficial Interests in the Company's Subordinated Debentures along with the related weighted-average interest rates by expected maturity dates.

Expected Maturity Date (fiscal year)

(IN THOUSANDS OF DOLLARS)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-term debt	$ 98,317	$ 144,191	$ 195,700	$ 99,595	$ 98,488	$ 1,586,603	$ 2,222,894	$ 2,087,326
Average interest rate	7.2%	6.2%	6.5%	6.9%	7.4%	7.1%	7.0%	
Guaranteed Beneficial Interests in the Company's Subordinated Debentures	$ –	$ –	$ –	$ –	$ –	$ 531,579	$ 531,579	$ $495,659
Average interest rate	–%	–%	–%	–%	–%	5.2%	5.2%	

During the year ended February 2, 2002, the Company repurchased $91.3 million of its outstanding unsecured notes prior to their related maturity dates. Interest rates on the repurchased securities ranged from 6.1% to 9.1%. Maturity dates ranged from 2002 to 2026. The Company also retired $100 million of its 6.17% Reset Put Securities due August 1, 2011 prior to their maturity date.

The Company is exposed to market risk from changes in the interest rates on their accounts receivable securitization facilities and a portion of the Guaranteed Beneficial Interests in the Company's Subordinated Debentures. Outstanding balances under these facilities bear interest at a variable rate based on a spread over LIBOR. Based on the amount outstanding as of February 2, 2002, a 100 basis point change in interest rates would result in an approximate $6.3 million annual change to interest expense.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

		PAYMENTS DUE BY PERIOD			
(IN THOUSANDS OF DOLLARS)	Total	Within 1 year	2-3 years	4-5 years	After 5 years
Contractual obligations					
Long-term debt	$2,222,894	$ 98,317	$339,891	$198,083	$1,586,603
Guaranteed Beneficial Interest in the Company's Subordinate Debentures	531,579	–	–	–	531,579
Accounts Receivable Securitization Facility	300,000	100,000	–	200,000	–
Capital Lease obligations	22,628	2,006	3,597	3,164	13,861
Operating leases	403,497	66,197	109,619	81,474	146,207
Total contractual cash obligations	$3,480,598	$266,520	$453,107	$ 482,721	$2,278,250

		AMOUNT OF COMMITMENT EXPIRATION PER PERIOD			
(IN THOUSANDS OF DOLLARS)	Total Amounts Committed	Within 1 year	2-3 years	4-5 years	After 5 years
Other commercial commitments					
$750 million line of credit, none outstanding	$ –	$ –	$ –	$ –	$ –
$550 million Accounts Receivable Securitization Facility, none outstanding	–	–	–	–	–
Standby letters of credit	33,965	30,445	3,520	–	–
Import letters of credit	84,282	84,282	–	–	–
Total commercial commitments	$118,247	$114,727	$ 3,520	$ –	$ –

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB No. 16, "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using one method, the purchase method. SFAS 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of acquisition is July 2001 or later). The Company has determined that the adoption of this statement will not have an impact on the Consolidated Financial Statements.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets." It changes the accounting for goodwill from an amortization method to an "impairment only" approach. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized.

The Company will apply SFAS No. 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of the statement is expected to result in an annual increase in net income of $15.6 million ($0.18 per share) in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is to screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill no later than the second quarter of 2002. Based on steps the Company has taken to prepare for the adoption of SFAS No. 142, it is likely that a portion of the goodwill will be impaired using the impairment test required by the statement. The Company currently follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the results of such calculation. An impairment that is required to be recognized when adopting SFAS No. 142 will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined the amount of the potential loss, as SFAS No. 142 requires a measurement date of February 3, 2002. The Company plans to complete the measurement of the impairment loss no later than the second quarter of 2002.

In October 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for asset retirement obligations in the period in which they are incurred. The statement applies to a company's legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and development or through the normal operation of a long-lived asset. When a liability is initially recorded, the company would capitalize the cost, thereby increasing the carrying amount of the related asset. The capitalized asset retirement cost is depreciated over the life of the respective asset while the liability is accreted to its present value. Upon settlement of the liability, the obligation is settled at its recorded amount or the company incurs a gain or loss. The statement is effective for fiscal years beginning after June 30, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also focuses on reporting the effects of a disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

Forward-Looking Information

Statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations include certain "forward-looking statements," including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "plans" and "believes," and variations of these words and similar expressions, are intended to identify these forward-looking statements. The Company cautions that forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995, contained in this report, the Company's annual report on Form 10-K or made by management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. Forward-looking statements of the Company involve risks and uncertainties and are subject to change based on various important factors. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of those factors (without limitation) include general industry and economic conditions; economic and weather conditions for regions in which the Company's stores are located and the effect of these factors on the buying patterns of the Company's customers; changes in consumer spending patterns and debt levels; trends in personal bankruptcies; the impact of competitive market factors and other economic and demographic changes of similar or dissimilar nature; changes in operating expenses, including employee wages, commission structures and related benefits; the uncertainty surrounding the effect of the Company's adoption of SFAS No. 142; possible future acquisitions of store properties from other department store operators and the continued availability of financing in amounts and at the terms necessary to support the Company's future business.

Independent Auditors' Report

To the Stockholders and Board of Directors of Dillard's, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated balance sheets of Dillard's, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted within the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dillard's, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for merchandise inventories under the retail inventory method in 2000.

Deloitte & Touche LLP

Deloitte & Touche LLP

New York, New York
March 2, 2002

Consolidated Balance Sheets

(IN THOUSANDS OF DOLLARS)	February 2, 2002	February 3, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 152,960	$ 193,980
Accounts receivable (net of allowance for doubtful accounts of $37,385 and $32,240)	1,074,940	979,241
Merchandise inventories	1,561,863	1,616,186
Other current assets	24,747	53,541
Total current assets	2,814,510	2,842,948
Property and Equipment:		
Land and land improvements	106,911	116,911
Buildings and leasehold improvements	2,661,120	2,630,678
Furniture, fixtures and equipment	2,258,909	2,169,758
Buildings under construction	43,340	48,430
Buildings under capital leases	50,123	50,123
Less accumulated depreciation and amortization	(1,664,688)	(1,507,569)
	3,455,715	3,508,331
Goodwill, net	569,545	585,149
Other Assets	234,789	262,881
Total Assets	$ 7,074,559	$ 7,199,309
Liabilities and Stockholders' Equity		
Current Liabilities:		
Trade accounts payable and accrued expenses	$ 808,231	$ 647,843
Current portion of long-term debt	98,317	208,918
Current portion of capital lease obligations	2,169	2,363
Federal and state income taxes	19,354	17,573
Total current liabilities	928,071	876,697
Long-term Debt	2,124,577	2,374,124
Capital Lease Obligations	20,459	22,453
Other Liabilities	157,511	125,988
Deferred Income Taxes	643,965	638,648
Operating Leases and Commitments		
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579
Stockholders' Equity:		
Common stock, Class A – 111,807,520 and 111,585,885 shares issued; 79,876,747 and 80,989,071 shares outstanding	1,118	1,116
Common stock, Class B (convertible) – 4,010,929 shares issued and outstanding	40	40
Additional paid-in capital	699,104	696,879
Retained earnings	2,617,608	2,558,933
Less treasury stock, at cost, Class A – 31,930,773 and 30,596,814 shares	(649,473)	(627,148)
Total stockholders' equity	2,668,397	2,629,820
Total Liabilities and Stockholders' Equity	$ 7,074,559	$ 7,199,309

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Operations

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)	Years Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
Net Sales	$8,154,911	$8,566,560	$8,676,711
Service Charges, Interest and Other Income	233,428	251,225	244,526
	8,388,339	8,817,785	8,921,237
Costs and Expenses:			
Cost of sales	5,507,702	5,802,147	5,762,431
Advertising, selling, administrative and general expenses	2,191,389	2,219,818	2,200,697
Depreciation and amortization	310,754	303,198	292,668
Rentals	72,783	76,043	75,218
Interest and debt expense	190,388	224,323	236,566
Asset impairment and store closing charges	3,752	51,396	69,708
Total costs and expenses	8,276,768	8,676,925	8,637,288
Income Before Income Taxes	111,571	140,860	283,949
Income Taxes	45,785	44,030	120,220
Income before extraordinary item and accounting change	65,786	96,830	163,729
Extraordinary gain, net of income tax expense of $3,382 and $15,363	6,012	27,311	–
Cumulative effect of accounting change, net of tax benefit of $73,120	–	(129,991)	–
Net Income (Loss)	$ 71,798	$ (5,850)	$ 163,729
Basic and Diluted Earnings Per Common Share:			
Income before extraordinary item and accounting change	$ .78	$ 1.06	$ 1.55
Extraordinary gain	.07	.30	–
Cumulative effect of accounting change	–	(1.42)	–
Net Income (Loss)	$ .85	$ (.06)	$ 1.55

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Stockholders' Equity

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 30, 1999	$ 440	$ 1,110	$ 40	$ 682,313	$ 2,432,793	$ (275,174)	$ 2,841,522
Issuance of 503,191 shares under stock option, employee savings and stock bonus plans	–	5	–	13,194	–	–	13,199
Purchase of 8,642,600 shares of treasury stock	–	–	–	–	–	(168,221)	(168,221)
Retirement of preferred stock	(440)	–	–	–	–	–	(440)
Net income	–	–	–	–	163,729	–	163,729
Cash dividends declared:							
Preferred stock, $5 per share	–	–	–	–	(8)	–	(8)
Common stock, $.16 per share	–	–	–	–	(16,947)	–	(16,947)
Balance, January 29, 2000	$ –	$ 1,115	$ 40	$ 695,507	$ 2,579,567	$ (443,395)	$ 2,832,834
Issuance of 116,275 shares under stock option, employee savings and stock bonus plans	–	1	–	1,372	–	–	1,373
Purchase of 13,894,514 shares of treasury stock	–	–	–	–	–	(183,753)	(183,753)
Net loss	–	–	–	–	(5,850)	–	(5,850)
Cash dividends declared:							
Common stock, $.16 per share	–	–	–	–	(14,784)	–	(14,784)
Balance, February 3, 2001	$ –	$ 1,116	$ 40	$ 696,879	$ 2,558,933	$ (627,148)	$ 2,629,820
Issuance of 221,635 shares under stock option, employee savings and stock bonus plans	–	2	–	2,225	–	–	2,227
Purchase of 1,333,959 shares of treasury stock	–	–	–	–	–	(22,325)	(22,325)
Net income	–	–	–	–	71,798	–	71,798
Cash dividends declared:							
Common stock, $.16 per share	–	–	–	–	(13,123)	–	(13,123)
Balance, February 2, 2002	$ –	$ 1,118	$ 40	$ 699,104	$ 2,617,608	$ (649,473)	$ 2,668,397

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows

(IN THOUSANDS OF DOLLARS)	Years Ended		
	February 2, 2002	February 3, 2001	January 29, 2000
Operating Activities:			
Net income (loss)	$ 71,798	$ (5,850)	$ 163,729
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	313,711	306,096	295,874
Extraordinary gain on extinguishment of debt	(6,012)	(27,311)	–
Deferred income taxes	2,045	(6,325)	(13,091)
Impairment charges	3,752	51,396	69,708
Gain on sale of property and equipment	(2,060)	(7,750)	–
Provision for loan losses	21,286	24,994	39,078
Cumulative effect of accounting change, net of taxes	–	129,991	–
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(116,985)	100,690	48,569
Decrease in merchandise inventories	54,323	228,533	109,180
Decrease (increase) in other current assets	28,794	18,708	(43,983)
Decrease in other assets	53,504	28,540	109,549
Increase (decrease) in trade accounts payable and accrued expenses, other liabilities and income taxes	191,581	(44,456)	(66,349)
Net cash provided by operating activities	615,737	797,256	712,264
Investing Activities:			
Purchase of property and equipment	(270,595)	(225,525)	(247,085)
Net cash used in investing activities	(270,595)	(225,525)	(247,085)
Financing Activities:			
Principal payments on long-term debt and capital lease obligations	(402,941)	(379,308)	(166,442)
Cash dividends paid	(13,123)	(14,784)	(16,955)
Proceeds from issuance of common stock	2,227	1,373	13,199
Purchase of treasury stock	(22,325)	(183,753)	(168,221)
Retirement of preferred stock	–	–	(440)
Proceeds from long-term borrowings	50,000	–	–
Net cash used in financing activities	(386,162)	(576,472)	(338,859)
(Decrease) Increase in Cash and Cash Equivalents	(41,020)	(4,741)	126,320
Cash and Cash Equivalents, Beginning of Year	193,980	198,721	72,401
Cash and Cash Equivalents, End of Year	$ 152,960	$ 193,980	$ 198,721

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business – Dillard's, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31 of each year. Fiscal years 2001, 2000 and 1999 ended on February 2, 2002, February 3, 2001 and January 29, 2000, respectively. Fiscal year 2000 included 53 weeks and fiscal years 2001 and 1999 included 52 weeks.

Consolidation – The accompanying Consolidated Financial Statements include the accounts of Dillard's, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures in which the Company has a 50% ownership interest are accounted for by the equity method.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include inventories, sales return, allowance for doubtful accounts, self-insured accruals and lives of long-lived assets. Actual results could differ from those estimates.

Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable – Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. The Company's current credit processing system charges off an account automatically when a customer has failed to make a required payment in each of the six billing cycles following a missed payment. Finance charge revenue is recorded until an account is charged off, at which time uncollected finance charge revenue is recorded as a reduction of credit revenues.

The Company utilizes credit card securitizations as part of its overall funding strategy. Under generally accepted accounting principles, if the securitization structure meets the requirements of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfer and Servicing of Financial Assets and Liabilities," these are accounted for as sales of receivables (see Note 14).

Significant Group Concentrations of Credit Risk –The Company grants credit to customers throughout North America. There were no Metropolitan Statistical Areas that comprised 10% of the Company's managed credit card receivables at February 2, 2002 and February 3, 2001.

Merchandise Inventories – The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At February 2, 2002 and February 3, 2001, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise.

Effective January 30, 2000, the Company changed its method of accounting for inventories under the retail inventory method. The change principally relates to the Company's accounting for vendor markdown allowances, from recording these allowances directly as a reduction of cost of sales to recording such allowances as a reduction of inventoriable product cost. Historically, the vendor/retailer arrangement provided for the Company to receive allowances from vendors when gross margin rates fell below stipulated levels. During fiscal 2000, the Company and certain vendors revised the vendor/retailer arrangement whereby the vendors are providing up-front allowances in the form of a fixed percentage discount off of purchases. The Company views the changes in the vendor arrangements as a new purchasing model that will enhance its merchandising decisions. Since the vendor allowances are directly related to purchases, the Company accounts for such fixed discount arrangements as a reduction of inventoriable product cost. As the Company moves toward the new purchasing model, it plans to continue to negotiate up-front discounts with its vendors. As such, the Company is no longer viewing vendor markdown allowances as direct reductions of markdowns, but rather as overall vendor discounts on inventory purchases, along with the up-front product discounts noted above. Accordingly, the Company has changed its accounting method for markdown allowances to record such allowances as a reduction of inventoriable product cost. In addition, and as a result of this change, the Company has also changed its method of accounting for certain retail price adjustments, from recording such price adjustments as a reduction of initial markup to recording them as markdowns under the retail inventory method. The Company believes that its change in accounting method will result in improved merchandising and buying decisions. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The effect of adopting the new method was to increase both income before extraordinary item and net income for fiscal 2000 in the amount of $30 million ($.33 per share). The effect of adopting the new method was to decrease net income for fiscal 1999 in the amount of $8.8 million ($.08 per share).

Property and Equipment – Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during periods of construction, less accumulated depreciation and amortization. Capitalized interest was $5.4 million, $4.7 million and $5.2 million in fiscal 2001, 2000 and 1999, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the Consolidated Balance Sheets. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:

Buildings and leasehold improvements	20 – 40 years
Furniture, fixtures and equipment	3 – 10 years

Properties leased by the Company under lease agreements which are determined to be capital leases are stated at an amount equal to the present value of the minimum lease payments during the lease term, less accumulated amortization. The properties under capital leases and leasehold improvements under operating leases are amortized on the straight-line method over the shorter of their useful lives or the related lease terms. The provision for amortization of leased properties is included in depreciation and amortization expense.

Included in property and equipment are assets held for sale in the amount of $37.5 million. During fiscal 2001 and 2000, the Company realized gains on the sale of property and equipment of $2.1 million and $7.8 million, respectively.

Depreciation expense on property and equipment was $295 million, $287 million and $276 million for fiscal 2001, 2000 and 1999, respectively.

Goodwill – Goodwill, which represents the cost in excess of fair value of net assets acquired, is amortized on the straight-line basis over 40 years. Accumulated goodwill amortization was $55.6 million and $40.0 million at February 2, 2002 and February 3, 2001, respectively. The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the results of such calculation. Management believes at this time, that carrying value and useful lives continue to be appropriate, after adjusting for the impairment charge recorded in 2001, as disclosed in Note 12. See New Accounting Pronouncements for adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" in fiscal 2002.

Other Assets – Other assets include investments in joint ventures accounted for by the equity method. These joint ventures, which consist of malls and a general contracting company that constructs Dillard's stores and other commercial buildings, had carrying values of $203 million and $206 million at February 2, 2002 and February 3, 2001, respectively. The malls are located in Crestview Hills, Kentucky; Toledo, Ohio; Brownsville, Texas; and two in Denver, Colorado. Earnings from joint ventures was $11.6 million, $8.2 million and $6.9 million for fiscal 2001, 2000 and 1999, respectively.

Revenue Recognition – The Company recognizes revenue at the "point of sale." Finance charge revenue earned on customer accounts, serviced by the Company under its proprietary credit card program, is recognized in the period in which it is earned. Allowance for sales returns are recorded as a component of net sales in the period in which the related sales are recorded.

Advertising – Advertising and promotional costs, which include newspaper, television, radio and other media advertising, are expensed as incurred and were $245 million, $246 million and $243 million for fiscal years 2001, 2000 and 1999, respectively.

Income Taxes – In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end.

Shipping and Handling – Emerging Issues Task Force ("EITF") Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, should be classified as revenue. As required, the Company adopted this EITF in the fourth quarter of fiscal 2000 and has reclassified shipping and handling reimbursements to Other Income for all periods.

The Company recorded shipping and handling costs in Advertising, Selling, General and Administrative Expenses for all periods presented.

Comprehensive Income – Comprehensive income is equivalent to the Company's net income for fiscal years 2001, 2000 and 1999.

Segment Reporting – The Company operates in a single operating segment – the operation of retail department stores. Revenues from external customers are derived from merchandise sales and service charges and interest on the Company's proprietary credit card. The Company's merchandise sales mix by product category for the last three years was as follows:

Product Categories	2001	2000	1999
Cosmetics	13.7%	13.3%	12.9%
Women's and Juniors' Clothing	30.7	30.6	30.9
Children's Clothing	6.8	6.7	6.6
Men's Clothing and Accessories	18.9	19.5	19.4
Shoes, Accessories and Lingerie	20.4	20.0	20.0
Home	8.9	9.2	9.3
Leased and Others	.6	.7	.9
Total Merchandise Sales	100.0%	100.0%	100.0%

The Company does not rely on any major customers as a source of revenue.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using one method, the purchase method. SFAS 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of acquisition is July 2001 or later). The Company has determined that the adoption of this statement will not have an impact on the Consolidated Financial Statements.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, "Intangible Assets." It changes the accounting for goodwill from an amortization method to an "impairment only" approach. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized.

The Company will apply SFAS No. 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of the statement is expected to result in an annual increase in net income of $15.6 million ($0.18 per share) in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is to screen for potential

impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill no later than the second quarter of 2002. Based on steps the Company has taken to prepare for the adoption of SFAS No. 142, it is likely that a portion of the goodwill will be impaired using the impairment test required by the statement. The Company currently follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the results of such calculation. An impairment that is required to be recognized when adopting SFAS No. 142 will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined the amount of the potential loss, as SFAS No. 142 requires a measurement date of February 3, 2002. The Company plans to complete the measurement of the impairment loss no later than the second quarter of 2002.

In October 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for asset retirement obligations in the period in which they are incurred. The statement applies to a company's legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and development or through the normal operation of a long-lived asset. When a liability is initially recorded, the company would capitalize the cost, thereby increasing the carrying amount of the related asset. The capitalized asset retirement cost is depreciated over the life of the respective asset while the liability is accreted to its present value. Upon settlement of the liability, the obligation is settled at its recorded amount or the company incurs a gain or loss. The statement is effective for fiscal years beginning after June 30, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also focuses on reporting the effects of a disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact of adopting this pronouncement on its current financial statements.

Reclassifications – Certain reclassifications have been made to prior-year financial statements to conform with fiscal 2001 presentations.

2. Revolving Credit Agreement

At February 2, 2002 and February 3, 2001, there were no commercial paper borrowings outstanding. The average amount of commercial paper outstanding during fiscal 2000 was $14 million, at a weighted-average interest rate of 6.63%.

At February 2, 2002, the Company and a subsidiary, Dillard Investment Co., Inc. ("DIC"), maintained revolving line of credit agreements with various banks aggregating $750 million. The line of credit agreements contain financial covenants that include fixed charge coverage and leverage ratios and require that consolidated stockholders' equity be maintained at no less than $1 billion. The Company was in compliance with all the covenants under the line of credit agreement. These agreements expire on May 9, 2002 and cannot be withdrawn except in the case of defaults by the Company or DIC. The Company pays an annual commitment fee of .225% of the committed amount to the banks. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit rate, alternative base rate or Eurodollar rate. There were no funds borrowed under the revolving line of credit agreements during fiscal years 1999 through 2001.

3. Long-term Debt

Long-term debt consists of the following:

(IN THOUSANDS OF DOLLARS)	**February 2, 2002**	February 3, 2001
Unsecured notes at rates ranging from 6.13% to 9.50%, due 2002 through 2028	**$2,147,279**	$2,538,609
Mortgage notes, payable monthly or quarterly (some with balloon payments) over periods up to 31 years from inception and bearing interest at rates ranging from 7.25% to 13.25%	**75,615**	44,433
	2,222,894	2,583,042
Current portion	**(98,317)**	(208,918)
	$2,124,577	$2,374,124

Building, land, and land improvements with a carrying value of $118.2 million at February 2, 2002 are pledged as collateral on the mortgage notes. Maturities of long-term debt over the next five years are $98 million, $144 million, $196 million, $100 million and $98 million.

Outstanding letters of credit aggregated $118.2 million at February 2, 2002.

Interest and debt expense consists of the following:

(IN THOUSANDS OF DOLLARS)	**Fiscal 2001**	Fiscal 2000	Fiscal 1999
Long-term debt:			
Interest	**$180,918**	$215,103	$227,747
Amortization of debt expense	**4,204**	4,361	4,152
	185,122	219,464	231,899
Interest on capital lease obligations	**2,560**	2,772	2,994
Securitization interest	**2,706**	1,178	–
Commercial paper interest	**–**	909	1,673
	$190,388	$224,323	$236,566

Interest paid during fiscal 2001, 2000 and 1999 was approximately $208.9 million, $302.5 million and $287.9 million, respectively.

4. Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses consist of the following:

(IN THOUSANDS OF DOLLARS)	February 2, 2002	February 3, 2001
Trade accounts payable	$562,516	$398,984
Accrued expenses:		
Taxes, other than income	73,025	78,188
Salaries, wages and employee benefits	51,281	50,202
Interest	20,488	30,852
Rent	13,454	17,406
Other	87,467	72,211
	$808,231	$647,843

5. Income Taxes

The provision for federal and state income taxes is summarized as follows:

(IN THOUSANDS OF DOLLARS)	Fiscal 2001	Fiscal 2000	Fiscal 1999
Current:			
Federal	$41,869	$ 48,203	$122,225
State	1,871	2,152	11,086
	43,740	50,355	133,311
Deferred:			
Federal	1,694	(5,459)	(12,760)
State	351	(866)	(331)
	2,045	(6,325)	(13,091)
	$45,785	$ 44,030	$120,220

A reconciliation between the Company's income tax provision and income taxes using the federal statutory income tax rate is presented below:

(IN THOUSANDS OF DOLLARS)	Fiscal 2001	Fiscal 2000	Fiscal 1999
Income tax at the statutory federal rate	$39,050	$49,301	$ 99,382
State income taxes, net of federal benefit	1,226	1,612	6,626
Nondeductible goodwill amortization	5,461	8,761	17,178
Impact of reduced effective income tax rate on deferred taxes	–	(15,693)	–
Other	48	49	(2,966)
	$45,785	$44,030	$120,220

In connection with the gain on the early extinguishment of debt and the loss on the cumulative effect of an accounting change, the Company realized income tax expense of $15.3 million and income tax benefit of $73.1 million, respectively, in 2000. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's actual federal and state income tax rate (exclusive of the effect of nondeductible goodwill amortization) was 36% in fiscal 2001 and 2000. The Company's actual federal and state income tax rate was reduced from 37% in fiscal 1999 to 36% in fiscal 2000, as a result of lower effective combined income tax rates. The effect of these reduced rates on the Company's deferred income taxes was to reduce the income tax provision by $16 million in fiscal 2000. Significant components of the Company's deferred tax assets and liabilities as of February 2, 2002 and February 3, 2001 are as follows:

(IN THOUSANDS OF DOLLARS)	February 2, 2002	February 3, 2001
Property and equipment bases and depreciation differences	$654,994	$651,941
State income taxes	24,538	24,026
Pension asset differences	–	10,153
Joint venture basis differences	46,571	37,672
Differences between book and tax basis of inventory	(11,337)	(18,794)
Other	5,127	5,180
Total deferred tax liabilities	719,893	710,178
Accruals not currently deductible	(73,320)	(69,090)
State income taxes	(2,608)	(2,440)
Total deferred tax assets	(75,928)	(71,530)
Net deferred tax liabilities	$643,965	$638,648

Income taxes paid during fiscal 2001, 2000 and 1999 were approximately $22.9 million, $40.5 million and $46.3 million, respectively.

6. Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures

Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures are comprised of $200 million liquidation amount of 7.5% Capital Securities, due August 1, 2038 (the "Capital Securities") representing beneficial ownership interest in the assets of Dillard's Capital Trust I, a wholly owned subsidiary of the Company, and $331.6 million liquidation amount of LIBOR plus 1.56% Preferred Securities, due January 29, 2009 (the "Preferred Securities") by Horatio Finance V.O.F., a wholly owned subsidiary of the Company.

Holders of the Capital Securities are entitled to receive cumulative cash distributions, payable quarterly, at the annual rate of 7.5% of the liquidation amount of $25 per Capital Security. The subordinated debentures are the sole assets of the Trust and the Capital Securities are subject to mandatory redemption upon repayment of the subordinated debentures. Holders of the Preferred Securities are entitled to receive quarterly dividends at LIBOR plus 1.56%. The Preferred Securities are subject to mandatory redemption upon repayment of the debentures. The Company's obligations under the debentures and related agreements, taken together, provide a full and unconditional guarantee of payments due on the Capital and Preferred Securities.

7. Benefit Plans

The Company has a retirement plan with a 401(k) salary deferral feature for eligible employees. Under the terms of the plan, employees may contribute up to 5% of gross earnings which will be matched 100% by the Company. The contributions are used to purchase Class A Common Stock of the Company for the account of the employee. The terms of the plan provide a six-year graduated-vesting schedule for the Company contribution to the plan. The cost to the Company for the 401(k) plan was $19 million for fiscal 2001, 2000 and 1999, respectively.

Prior to its acquisition by the Company, Mercantile Stores Company, Inc. maintained formal, qualified and nonqualified, noncontributory, defined benefit pension plans (the "Plans"). In fiscal 1998, the Company froze all benefits accreting to employees covered by the Plans, and applied to the applicable governmental authorities to distribute the benefits owed to each participant, in the form of lump-sum payments or nonparticipating annuity contracts, at the participant's election. In connection with the Acquisition, the Company recognized as prepaid pension costs all remaining unrecognized plan assets in excess of the actuarial present value of the benefit obligations. During fiscal 1999, the Company distributed all benefits to Plan participants in the form of lump-sum payments or nonparticipating annuity contracts and at March 7, 2000 no benefit obligation was outstanding.

8. Stockholders' Equity

Capital stock is comprised of the following:

Type	Par Value	Shares Authorized
Preferred (5% cumulative)	$100	5,000
Additional preferred	$ .01	10,000,000
Class A, common	$ .01	289,000,000
Class B, common	$ .01	11,000,000

Holders of Class A are empowered as a class to elect one-third of the members of the Board of Directors and the holders of Class B are empowered as a class to elect two-thirds of the members of the Board of Directors. Shares of Class B are convertible at the option of any holder thereof into shares of Class A at the rate of one share of Class B for one share of Class A.

9. Earnings per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share have been computed based upon the weighted-average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options.

Earnings per common share have been computed as follows:

	Fiscal 2001		Fiscal 2000		Fiscal 1999	
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings before extraordinary item and accounting change	$65,786	$65,786	$ 96,830	$ 96,830	$ 163,729	$ 163,729
Extraordinary gain	6,012	6,012	27,311	27,311	–	–
Cumulative effect of accounting change	–	–	(129,991)	(129,991)	–	–
Net income (loss)	71,798	71,798	(5,850)	(5,850)	163,729	163,729
Preferred stock dividends	–	–	–	–	(8)	(8)
Net earnings (loss) available for per–share calculation	$71,798	$71,798	$ (5,850)	$ (5,850)	$ 163,721	$ 163,721
Average shares of common stock outstanding	84,020	84,020	91,171	91,171	105,465	105,465
Stock options	–	467	–	28	–	153
Total average equivalent shares	84,020	84,487	91,171	91,199	105,465	105,618
Per Share of Common Stock:						
Earnings before extraordinary item and accounting change	$ 0.78	$ 0.78	$ 1.06	$ 1.06	$ 1.55	$ 1.55
Extraordinary gain	0.07	0.07	0.30	0.30	–	–
Cumulative effect of accounting change	–	–	(1.42)	(1.42)	–	–
Net income (loss)	$ 0.85	$ 0.85	$ (0.06)	$ (0.06)	$ 1.55	$ 1.55

Options to purchase 9,298,695, 9,465,383 and 7,988,849 shares of Class A Common Stock at prices ranging from $15.74 to $40.22 per share were outstanding in fiscal 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceeds the average market price and would have been antidilutive.

10. Stock Options

The Company has various stock option plans that provide for the granting of options to purchase shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under the plans are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 2001, 9,207,720 shares were available for grant under the plans and 19,916,366 shares of Class A Common Stock were reserved for issuance under the stock option plans.

Stock option transactions are summarized as follows:

	Fiscal 2001		Fiscal 2000		Fiscal 1999	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	11,270,261	$25.30	10,093,594	$ 28.86	7,379,796	$ 33.83
Granted	654,000	15.74	2,173,925	10.44	4,199,675	20.89
Exercised	(345,675)	12.93	–	–	(956,537)	29.51
Forfeited	(869,940)	31.98	(997,258)	28.77	(529,340)	32.37
Outstanding, end of year	10,708,646	$24.58	11,270,261	$ 25.30	10,093,594	$ 28.86
Options exercisable at year-end	7,834,601	$26.73	7,174,551	$ 28.12	5,883,699	$ 29.77
Weighted-average fair value of options granted during the year	$3.91		$3.01		$5.94	

The following table summarizes information about stock options outstanding at February 2, 2002:

	Options Outstanding				Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price		Options Exercisable	Weighted-Average Exercise Price
$10.44 – $15.74	2,532,050	5.60	$11.81		1,377,250	$12.56
$18.13 – $28.18	4,625,176	2.80	22.37		3,186,151	22.77
$32.25 – $40.22	3,551,420	1.80	36.56		3,271,200	36.56
	10,708,646	3.13	$24.58		7,834,601	$26.73

SFAS No. 123, "Accounting for Stock Based Compensation," permits compensation expense to be measured based on the fair value of the equity instrument awarded. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation cost has been recognized in the consolidated statements of operations for the Company's stock option plans. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's income before extraordinary item and accounting change would have been $60 million, $89 million and $151 million for 2001, 2000 and 1999, respectively. Diluted earnings per share before extraordinary item and accounting change would have been $0.71, $0.98 and $1.43 for 2001, 2000 and 1999, respectively. Basic earnings per share before extraordinary item and accounting change would have been $0.72, $0.98 and $1.43 for 2001, 2000 and 1999, respectively.

The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk free interest rate 2.27%, 4.47% and 6.29%; expected life 2.0 years, 3.3 years and 3.1 years; expected volatility of 44.0%, 38.7% and 33.7%; dividend yield 1.02%, 1.53% and .79%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

11. Leases and Commitments

Rental expense consists of the following:

(IN THOUSANDS OF DOLLARS)	Fiscal 2001	Fiscal 2000	Fiscal 1999
Operating leases:			
Buildings:			
Minimum rentals	$45,066	$47,711	$49,589
Contingent rentals	10,310	10,959	10,527
Equipment	16,757	16,419	13,438
	72,133	75,089	73,554
Contingent rentals on capital leases	650	954	1,664
	$72,783	$76,043	$75,218

Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

The future minimum rental commitments as of February 2, 2002 for all noncancelable leases for buildings and equipment are as follows:

(IN THOUSANDS OF DOLLARS) Fiscal Year	Operating Leases	Capital Leases
2002	$ 66,197	$ 4,282
2003	60,041	3,991
2004	49,578	3,622
2005	42,439	3,339
2006	39,035	3,232
After 2006	146,207	24,173
Total minimum lease payments	$403,497	42,639
Less amount representing interest		(20,011)
Present value of net minimum lease payments (of which $2,169 is currently payable)		$ 22,628

Renewal options from three to 25 years exist on the majority of leased properties. At February 2, 2002, the Company is committed to incur costs of approximately $82 million to acquire, complete and furnish certain stores.

Various legal proceedings, in the form of lawsuits and claims, which occur in the normal course of business are pending against the Company and its subsidiaries. In the opinion of management, disposition of these matters is not expected to materially affect the Company's financial position, cash flows or results of operations.

12. Asset Impairment and Store Closing Charges

In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the Company reduces the carrying value to its fair value, which is generally calculated using discounted cash flows. During fiscal 2001, the Company recorded a pre-tax charge of $3.8 million for asset impairment and store closing costs. The charge includes a write-down to fair value for one under-performing store in the amount of $1.8 million and lease commitments of $2 million. During fiscal 2000, the Company recorded a pre-tax charge of $51 million for asset impairment and store closing costs. The charge includes a write-down to fair value for certain under-performing properties in the amount of $37 million, and exit costs to close four such properties in the amount of $14 million, all of which were closed during fiscal 2001. During fiscal 1999, the Company recorded a pre-tax asset impairment charge of $70 million related to the write-down to fair value of eight under-performing properties, all of which were closed during fiscal 2000.

13. Fair Value Disclosures

The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

The fair value of trade accounts receivable is determined by discounting the estimated future cash flows at current market rates, after consideration of credit risks and servicing costs using historical rates. The fair value of the Company's long-term debt and Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar characteristics and maturity (for bank notes and mortgage notes).

The fair value of the Company's cash and cash equivalents and trade accounts receivable approximates their carrying values at February 2, 2002 and February 3, 2001 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt at February 2, 2002 and February 3, 2001 was $2.09 billion and $2.30 billion, respectively. The carrying value of the Company's long-term debt at February 2, 2002 and February 3, 2001 was $2.22 billion and $2.58 billion, respectively. The fair value of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures at February 2, 2002 and February 3, 2001 was $496 million and $463 million, respectively. The carrying value of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures at February 2, 2002 and February 3, 2001 was $532 million.

14. Securitizations of Assets

The Company utilizes credit card securitizations as a part of its overall funding strategy. Under generally accepted accounting principles, if the structure of the securitization meets certain requirements, these transactions are accounted for as sales of receivables. As part of its credit card securitizations, the Company transfers credit card receivable balances to a Master Trust ("Trust") in exchange for certificates representing undivided interests in such receivables. In January 1999, a Class A certificate with a market value of $300 million was sold to a third party. The Company owns the remaining undivided interest in the Trust not represented by the Class A certificate, which has been sold to unrelated third parties. The Company's interest is classified in accounts receivable. The undivided interest in the Trust represents securities that the Company classifies as available for sale securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The carrying value of the Company's undivided interest in the Trust has been recorded at fair value.

The Trust securitizes balances by issuing certificates representing undivided interests in the Trust's receivables to outside investors. In each securitization the Company retains certain subordinated interests that serve as a credit enhancement to outside investors and expose the Company's Trust assets to possible credit losses on receivables sold to outside investors. The investors and the Trust have no recourse against the Company beyond Trust assets. In order to maintain the committed level of securitized assets, the Trust reinvests cash collections on securitized accounts in additional balances.

Due to the qualified status of the Trust, the issuance of certificates to outside investors is considered a sale for which the Company recognizes a gain and an asset representing the Company's rights to future cash flows arising after the investors in the Trust have received the return for which they contracted. The Company also receives annual servicing fees as compensation for servicing the outstanding balances.

The Company measures its net securitization gains using the present value of estimated future cash flows. The valuations technique requires the use of key economic assumptions about repayment rates, credit losses and interest rates. The following table shows the key economic assumptions used in measuring the securitization gains. The table also displays the sensitivity of the current fair values of residual cash flows to adverse changes in repayment, charge-off and discount rate assumptions:

(IN THOUSANDS OF DOLLARS)

Repayment Speed (Monthly Rate)	17.7%
Impact of 5% change	$ 454
Impact of 10% change	909
Expected Credit Losses (Annual Rate)	7.0%
Impact of 5% change	$ 373
Impact of 10% change	745
Discount Rate	6.1%
Impact of 5% change	$ 70
Impact of 10% change	141

These sensitivities are hypothetical and are presented for illustrative purposes only. Changes in fair value based on a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The changes in assumptions presented in the above table were calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from and paid to securitization trusts for the year ended February 2, 2002:

(IN THOUSANDS OF DOLLARS)

Proceeds from new securitization pool	$200,000
Proceeds from collections reinvested in previous credit card securitizations	580,000
Servicing fees received	7,844
Cash flows received on retained interests	39,147

The following table presents information about principal balances of managed and securitized credit card receivables as of and for the year ended February 2, 2002:

(IN THOUSANDS OF DOLLARS)

Receivables securitized	$ 300,000
Retained interest in transferred credit card receivables	$1,087,561
Other receivables owned	24,764
Allowance for doubtful accounts	(37,385)
Accounts receivable, net	$1,074,940
Net charge-offs of managed credit card receivables	$ 73,246
Delinquency rate on managed credit card receivables	6.5%

15. Quarterly Results of Operations (unaudited)

	Fiscal 2001, Three Months Ended			
(IN THOUSANDS, EXCEPT PER SHARE DATA)	May 5	August 4	November 3	February 2
Net sales	$1,920,309	$1,828,304	$1,872,333	$2,533,965
Gross profit	667,302	589,934	559,377	830,596
Income (loss) before extraordinary item	25,834	(20,568)	(40,241)	100,761
Net income (loss)	28,993	(18,605)	(40,116)	101,526
Basic and diluted earnings per share:				
Income (loss) before extraordinary item	.30	(.24)	(.48)	1.20
Net income (loss)	.34	(.22)	(.48)	1.21

During the fourth quarter of 2000, the Company changed its method of accounting for inventories under the retail inventory method. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The Company has restated the first three quarters of 2000 in accordance with SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," as follows:

	Fiscal 2000, Three Months Ended						
(IN THOUSANDS, EXCEPT PER SHARE DATA)	April 29		July 29		October 28		February 3
	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	
Net sales	$2,082,577	$2,082,577	$1,843,363	$1,843,363	$1,978,664	$1,978,664	$2,661,956
Gross profit	713,382	698,520	615,526	628,561	588,012	603,476	847,493
Income (loss) before extraordinary item and accounting change	55,421	46,205	1,362	9,446	(19,108)	(9,514)	59,155
Net income (loss)	(74,570)	46,205	5,753	13,837	(3,633)	5,961	66,600
Basic and diluted earnings per share:							
Income (loss) before extraordinary item and accounting change	.58	.48	.01	.10	(.21)	(.10)	.69
Net income (loss)	(.78)	.48	.06	.15	(.04)	.07	.78

16. Subsequent Event (unaudited)

On March 2, 2002, the Company adopted a shareholder rights plan under which the Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock, which includes both the Company's Class A and Class B Common Stock, payable on March 18, 2002 to the shareholders of record on that date. Each right, which is not presently exercisable, entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock for $70 per one one-thousandth of a share of Preferred Stock, subject to adjustment. In the event that any person acquires 15% or more of the outstanding shares of Common Stock, each holder of a right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, shares of Class A Common Stock having a market value of two times the exercise price. The rights will expire, unless extended, redeemed or exchanged by the Company, on March 2, 2012.

Corporate Organization

William Dillard, II
CHIEF EXECUTIVE OFFICER

Alex Dillard
PRESIDENT

Mike Dillard
EXECUTIVE VICE PRESIDENT

Drue Corbusier
EXECUTIVE VICE PRESIDENT

James I. Freeman
CHIEF FINANCIAL OFFICER

Paul J. Schroeder, Jr.
GENERAL COUNSEL

Vice Presidents

W.R. Appleby, II	Neil Christensen	Gene D. Heil	Anthony Menzie	Terry Smith	Kay White
H. Gene Baker	William T. Dillard, III	William H. Hite	Richard Moore	Burt Squires	Keith White
Donald A. Bogart	David M. Doub	William L. Holder, Jr.	Cindy Myers-Ray	Alan Steinberg	Ronald Wiggins
Tom Bolin	Gianni Duarte	Dan W. Jensen	Steven K. Nelson	Sandra Steinberg	Kent Wiley
Michael Bowen	Karl G. Ederer	Mark Killingsworth	Tom C. Patterson	James D. Stockman	Richard B. Willey
Joseph P. Brennan	Christine A. Ferrari	Gaston Lemoine	Michael E. Price	Ralph Stuart	Gary Wirth
Kent Burnett	Walter C. Grammer	Denise Mahaffy	Grizelda Reeder	Tom Sullivan	
Larry Cailteux	Randal L. Hankins	Paul E. McLynch	Robin Sanderford	Julie A. Taylor	
Les Chandler	Marva Harrell	Michael S. McNiff	James Schatz	David Terry	
James W. Cherry, Jr.	John Hawkins	Jeff Menn	Linda Sholtis-Tucker	Charles O. Unfried	

Merchandising Division Management

Ft. Worth Division	Little Rock Division	Phoenix Division	St. Louis Division	Tampa Division
Drue Corbusier PRESIDENT	Mike Dillard PRESIDENT	Kent Burnett PRESIDENT	Joseph P. Brennan PRESIDENT	Robin Sanderford PRESIDENT
Jeff Menn VICE PRESIDENT, MERCHANDISING	David Terry VICE PRESIDENT, MERCHANDISING	Tom Sullivan VICE PRESIDENT, MERCHANDISING	Mark Killingsworth VICE PRESIDENT, MERCHANDISING	Sandra Steinberg VICE PRESIDENT, MERCHANDISING
Anthony Menzie VICE PRESIDENT, MERCHANDISING	Keith White VICE PRESIDENT, MERCHANDISING	Julie A. Taylor VICE PRESIDENT, MERCHANDISING	Ronald Wiggins VICE PRESIDENT, MERCHANDISING	James D. Stockman VICE PRESIDENT, MERCHANDISING
Lloyd Tidmore DIRECTOR OF SALES PROMOTION	Ken Eaton DIRECTOR OF SALES PROMOTION	Steven S. Dye DIRECTOR OF SALES PROMOTION	Mark Gastman DIRECTOR OF SALES PROMOTION	Louise Platt DIRECTOR OF SALES PROMOTION

Board of Directors

Calvin N. Clyde, Jr.
CHAIRMAN OF THE BOARD OF
T.B. BUTLER PUBLISHING CO., INC.
TYLER, TEXAS

Robert C. Connor
INVESTMENTS

Drue Corbusier
EXECUTIVE VICE PRESIDENT
DILLARD'S, INC.

Will D. Davis
PARTNER WITH
HEATH, DAVIS & MCCALLA,
ATTORNEYS
AUSTIN, TEXAS

Alex Dillard
PRESIDENT
DILLARD'S, INC.

Mike Dillard
EXECUTIVE VICE PRESIDENT
DILLARD'S, INC.

William Dillard, II
CHIEF EXECUTIVE OFFICER
DILLARD'S, INC.

James I. Freeman
SENIOR VICE PRESIDENT,
CHIEF FINANCIAL OFFICER
DILLARD'S, INC.

John Paul Hammerschmidt
RETIRED MEMBER OF CONGRESS
HARRISON, ARKANSAS

John H. Johnson
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER OF
JOHNSON PUBLISHING CO., INC.
CHICAGO, ILLINOIS

William H. Sutton
MANAGING PARTNER OF
FRIDAY, ELDRIDGE AND CLARK,
ATTORNEYS
LITTLE ROCK, ARKANSAS

DESIGN: FALK HARRISON CREATIVE, ST. LOUIS

Shareholder Information

Corporate Profile

Dillard's, Inc. ranks among the nation's largest fashion apparel and home furnishings retailers with annual revenues exceeding $8.3 billion. The Company focuses on delivering maximum value to its shoppers, with fairly priced merchandise complemented by exceptional customer service. Dillard's stores offer a broad selection of merchandise, including products sourced and marketed under Dillard's private-brand names.

The Company comprises 338 stores spanning 29 states, all operating with one name – Dillard's.

Annual Meeting

Saturday, May 18, 2002, at 9:30 a.m.
Dillard's Corporate Office
1600 Cantrell Road
Little Rock, Arkansas 72201

Financial and Other Information

Copies of financial documents and other company information such as Dillard's, Inc. reports on Form 10-K and 10-Q and other reports filed with the Securities and Exchange Commission are available by contacting:

Dillard's, Inc.
Investor Relations
1600 Cantrell Road
Little Rock, Arkansas 72201
501-376-5522
Monthly sales recording: 800-493-7952
E-mail: investor.relations@dillards.com

Financial reports, press releases and other Company information are available on Dillard's, Inc.'s Web site:

www.dillards.com

Individuals or securities analysts with questions regarding Dillard's, Inc. may contact:

Julie J. Bull
Director of Investor Relations
1600 Cantrell Road
Little Rock, Arkansas 72201
Telephone: 501-376-5965
Fax: 501-376-5917

Transfer Agent and Registrar

Registered shareholders should address communications regarding address changes, lost certificates and other administrative matters to the Company's Transfer Agent and Registrar:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: 800-368-5948
E-mail: info@rtco.com
Web page: www.rtco.com

Please refer to Dillard's, Inc. on all correspondence and have available your name as printed on your stock certificate, your Social Security number, your address and phone number.

Corporate Headquarters

1600 Cantrell Road
Little Rock, Arkansas 72201

Mailing Address

Post Office Box 486
Little Rock, Arkansas 72203
Telephone: 501-376-5200
Fax: 501-376-5917

Listing

New York Stock Exchange, Ticker Symbol "DDS"

Stock Prices and Dividends by Quarter

	2001 High	2001 Low	2000 High	2000 Low	Dividends per Share 2001	Dividends per Share 2000
First	$22.00	$15.74	$19.94	$13.13	$0.04	$0.04
Second	19.52	14.27	15.50	12.23	0.04	0.04
Third	19.05	12.63	15.44	9.44	0.04	0.04
Fourth	17.74	13.38	15.84	10.19	0.04	0.04

Dillard's

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

Picture yourself at Dillard's
www.dillards.com

